Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                INVESCO VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen Ohio Quality Municipal Trust was held on June 17, 2011. The Meeting was held for the following purpose:

(1) Elect four Class I Trustees, each by the holders of Common Shares of the Fund, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The results of the voting on the above matter were as follows:

                                         Votes
Matter                    Votes For    Withheld
------------------------  ---------    --------
(1)   David C. Arch ....  5,069,313    165,881
      Howard J Kerr ....  5,022,678    221,516
      Jerry Choate .....  5,030,266    204,928
      Suzanne Woolsey ..  5,036,776    198,418